

November 2, 2010

Dr. Friedhelm Blobel, Ph.D.
Chief Executive Officer
SciClone Pharmaceuticals, Inc.
950 Tower Lane, Suite 900
Foster City, CA 94404

     Re: SciClone Pharmaceuticals, Inc.
             Form 10-K for the year ended December 31, 2009
             Definitive Proxy Statement on Schedule 14A filed April 30, 2010
             File No. 000-19825

Dear Dr. Blobel:

     We have reviewed your response letter dated October 15, 2010 to our comment letter dated September 21, 2010 and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

     After reviewing the information provided, we may raise additional comments.

Form 10-K for the year ended December 31, 2009

Item 1. Business

1. We note your response to comment 4. Please revise your proposed disclosure with regard to your agreement with Verta, Ltd. to discuss any applicable termination provisions. In addition, please note that we will not be in a position to clear your filing until your agreement with Verta has been filed as an exhibit.

Definitive Proxy Statement filed April 30, 2010

Annual Cash Incentives, page 36

2. We note your response to comment 6. To the extent that specific performance targets
    have been set by the Compensation Committee and expressed to named executive
    officers, these targets should be disclosed in your proxy statement. Please provide
    proposed disclosure to be included in an amendment to your 2009 Form 10-K which
    substantially expands upon the specific performance targets applicable to your corporate
    objectives and key individual goals.

    For example, with regard to your corporate objectives, your proposed disclosure should
    identify:

    •   The revenue target;
    •   The net profit target;
    •   The cash balance and credit line target;
    •   The specific clinical targets for RP 101 and SCV-07; and
    •   The specific investor relations objectives.

    Similarly, with regard to the key individual goals your proposed disclosure should
    identify:

    •   The specific financial targets relating to earnings per share and year end cash
        balances goals;
    •   The specific clinical objectives in relation to your product candidates goals; and
    •   Any other quantifiable performance targets.

    Please note that we view specific quantifiable performance targets for goals and
    objectives as material information necessary for an investor to understand how and why
    the Company makes its executive compensation determinations.

    In addition, your proposed disclosure should include discussion of the level of
    achievement with regard to each of your corporate objectives and key individual goals
    and how the level of achievement impacted the amount of annual incentive compensation
    granted.

3. We note your response to comment 7. Specifically, we note your proposed disclosure
    that any payment under the LTIP is based on the Compensation Committee's assessment
    of the achievement of the annual performance goals for the fiscal years 2009-2011.
    Please confirm that when you measure the level of achievement of each of the annual
    performance goals at the end of the three-year performance period, you will disclose the
    following:

- The specific annual performance goals for the fiscal years 2009-2011;
- Any performance targets for the annual performance goals;
- The level of achievement with regard to each objective; and
- How the level of achievement affected the amount awarded to Dr. Blobel under the LTIP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Bryan Pitko, Staff Attorney at (202) 551-3203 with questions on any of the comments. In this regard, do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Howard Clowes
        DLA Piper LLP (US)
        555 Mission Street, Suite 2400
        San Francisco, CA 94105